

08003966

RECEIVED
2008 JUL 23 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75 QUAI D'ORSAY
75321 PARIS CEDEX 07
0.800.16.61.79
www.airliquide.com
actionnaires@airliquide.com

PROCESSED
JUL 25 2008
THOMSON REUTERS

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 6 Press releases dated June 25 to July 16
- 2 disclosures of share buy-back transactions June 23 and July 4
- 2 Euronext Paris Notice dated June 20 and July 4
- 1 semi annual update on the AL liquidity contract with Exane BNP Paribas
- 1 free translation of declaration to AMF on number of shares
- 3 formulaires de déclaration (in French only)

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris July 17, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

7/24




AIR LIQUIDE

RECEIVED

2008 JUL 23 P 2:13

Paris, July 16 2008

Fabienne Lecorvaisier appointed Group Vice-President Finance and Administration, effective October 1

Contacts:

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Fabienne Lecorvaisier has been appointed **Vice-President, Finance and Administration of the Air Liquide Group** effective October 1. She will be a member of the Group Executive Committee and will succeed **John Glen**, Air Liquide Vice-President Finance and Administration since 2000 and a member of the Executive Committee since 2001, who will be taking a new direction in his career and return to the United Kingdom.

During the past 8 years at Air Liquide, **John Glen** has made a significant contribution to the development of the Group during a period of accelerated growth and geographic expansion, marked by major acquisitions, especially in Asia.

Fabienne Lecorvaisier is a graduate of Ecole Nationale des Ponts et Chaussées and started her career at Société Générale. She then held various positions at Barclays Bank and the Banque du Louvre.

In September 1993, she joined the Essilor Group as Development Director. In January 1996, she was appointed Director Finance and Information Systems of Essilor America before becoming CFO of the Essilor Group in January 2001. Since July 2007, Fabienne Lecorvaisier has been Senior Vice-President Strategy and Acquisitions of the Essilor Group.

*With more than **40,000 employees** in **75 countries**, Air Liquide is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


AIR LIQUIDE

Paris, 15 July 2008


AIR LIQUIDE

Acquisition of the Pure Helium company to accelerate expansion in the Middle East

Contacts:

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Helium

Helium is found in a gaseous state in **underground natural gas deposits**, from where it is extracted.

It is **the lightest inert gas and the smallest molecule**. It is the coldest fluid: it liquefies at a temperature of -269°C, a temperature close to absolute zero (-273°C).These unique properties mean that it can be used in a **large number of applications and diversified markets**. Helium is used in superconductivity (CERN), the automobile sector (airbags), welding / laser, optic fibres, electronics (carrier gas), leak detection, off-shore oil activities, deep-sea diving, airships. In the space industry, helium is used in the Ariane 5 rocket and for the satellites observing the universe.

Air Liquide in the Middle East

Air Liquide is present in **Egypt, Lebanon, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates** where the Group has established its headquarters for Middle East region.

Air Liquide will invest US$1 billion in the Persian Gulf region over the next five years.

Global helium consumption is linked to strong growth in industrial demand. **In the Middle East and India, this market is growing by more than 10% a year**, driven by the growing demand from hospitals and oil activities.

In this context of strong demand, **Air Liquide has just acquired Pure Helium**, a leading international supplier of liquid and gaseous helium, helium based mixtures, and argon. Helium is used in a large number of applications including MRI, medical and surgical treatments, electronics, off-shore oil activities, deep-sea diving, welding...

Established in Mumbai (India) in 1985, Pure Helium is also present in the United Arab Emirates, Saudi Arabia and Egypt. With 40 employees, the company's turnover was approximately US$20 million in 2007.

Produced in **Qatar, one of the five countries in the world which export it,** helium is transported from **the Jebel Ali logistics platform** (Port of Dubai) **to 15 countries.** The complementary nature of the helium activities of Pure Helium and Air Liquide, in a strongly growing market, gives the Air Liquide Group new opportunities for expansion in the Middle East.

Anand Mehta, the founder and former chairman of Pure Helium, said: ***"I am particularly pleased with the acquisition of Pure Helium by a leader like Air Liquide, which has proved its reliability, efficiency and ability to consider the needs of its customers throughout the world".***

Pierre Dufour, Senior Executive Vice-President of the Air Liquide Group, responsible for the Middle East zone, stated: ***"This acquisition efficiently complements Air Liquide's helium range. It strengthens our position in the Middle East and allows us to better meet the strong demand in this market. It contributes to our strategy of accelerating growth, and opens up promising opportunities for expansion in this region."***

FILE NO. 82-5224


AIR LIQUIDE

RECEIVED
2008 JUL 23 P 2:13

Paris, July 1st, 2008

New long term contract and major investments in Poland



Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide in Poland

with 200 employees, serves more than 1,200 customers and had a turnover of over €50 million in 2007. Air Liquide started its activity in Poland in 1995.

Air Liquide in Central and Eastern Europe

Air Liquide is present in 9 countries: Poland, Czech Republic, Slovakia, Hungary, Russia, Ukraine, Romania, Bulgaria, and Serbia.

Poland is one of the largest countries and economies in Central Europe, with all industrial markets enjoying high growth rates. Many of these markets, such as **chemicals, metals, automotive and food, require increasing amounts of industrial gases.** Today the majority of the industrial gas production in Poland, including Air Liquide's existing production, is concentrated in the south. In this context, **Air Liquide announces a global investment of approximately €100 million,** which will **expand Air Liquide's** geographical **presence in Poland** to meet **the growing demands of the industrial gas market.**

Air Liquide has just signed a new long-term contract with **Zaklady Azotowe Pulawy S.A. (ZA Pulawy), a leading Polish company.** ZA Pulawy is located in central eastern Poland, 125 kilometers from Warsaw and specializes in the production of nitrogen fertilizers, caprolactam and melamine. Air Liquide will build and operate **two large Air Separation Units (ASUs)** for **ZA Pulawy**. Together, the two ASUs will produce more than **1,200 tonnes of oxygen per day. The first ASU will be commissioned in early 2010.** They will also produce large quantities of **liquid oxygen, nitrogen and argon** to supply merchant gases to a variety of neighboring industries.

Pawel Jarczewski, CEO of ZA Pulawy, said: ***"I am pleased to have made the decision to select Air Liquide for ZA Pulawy's first long term strategic partnership for the supply of industrial gases. The new ASUs are an important part of ZA Pulawy's strategy and a key stage in expanding our "Oxygen– Ammonia – Urea" production line. Air Liquide is uniquely positioned to provide the most cost effective solution for our needs, and we are confident that its technological leadership will benefit us over the long term."***

Moreover, Air Liquide will make another important investment with a new liquefaction unit in northern Poland. This new Air Separation Unit will be built close to **Gdansk.** It will be the first of its kind in northern Poland and will produce **200 tonnes per day of liquid nitrogen and oxygen**, also starting in 2010. This investment reinforces Air Liquide's already **strong industrial base in Poland and supports its customers' growing demands for industrial gases in the northern region.**

Guy Salzgeber, Vice-President European Industrial Operations and member of the Group's Executive Committee, declared: ***"These investments in Poland allow us to support our customers' growing demand in this dynamic area. They are part of the €10 billion investment program for the period 2007-2011 that the Group is implementing and they represent an important milestone to accelerate our growth in Central and Eastern Europe."***

FILE NO. 82-5224



AIR LIQUIDE

Paris, June 30, 2008

2008 bonus share allocation: fractional rights allotment

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Following the **one for ten bonus share allocation on 9 June 2008** decided by the Air Liquide Board, shareholders whose number of shares cannot be divided by 10 have « fractional rights » to which **they are entitled.**

The **unit price allocated** for fractional rights:

- €8.37 per fractional right following the allocation of one bonus share for every 10 existing shares, plus
- €0.83 per fractional right, for the 10% loyalty bonus for shares held in registered form continuously from December 31, 2005 to June 6 2008, included.

Shareholders will be paid the amount of their fractional rights on **July 3, 2008**.

Air Liquide share ownership

- 380,000 individual shareholders hold 37% of share capital (as at December 31, 2007)
- 140,000 registered shareholders
- 32% of share capital held by foreign institutional investors
- 30% of share capital held by French institutional investors

Upcoming dates

1st quarter revenue and results:
Monday August 4, 2008

3rd quarter revenue:
Thursday October 23, 2008

*With more than **40,000 employees** in **75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

FILE NO. 82-5224


AIR LIQUIDE

Paris, June 25, 2008



World first in electricity transmission: Air Liquide partner of the longest superconductor cable

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Garance Bertrand
+ 33 (0)1 40 62 59 62

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

North America
Michael Rosen
(1) 713 624 80 23

The world's longest and most powerful superconductor power transmission cable has been connected to the commercial power grid in Holbrook, New York, United States, by the Long Island Power Authority (LIPA) and American Superconductor. The **600-meter** long cable is cryogenically cooled thanks to the advanced **technologies of Air Liquide, the world leader in cryogenics**.

This project **demonstrates the operation of a high voltage superconductor cable in an urban commercial power grid**. Capable of transporting up to 2,400 amps (574 MVA in a 138 kV system), the superconductor cable is the **first such high voltage electric cable in the world to be operating in a real transmission system**. This cable transports more energy than all of the previously demonstrated high temperature superconductor (HTS) cables together and is capable of powering 300,000 homes.

Air Liquide is providing its **innovative cryogenic technologies** and the **competencies of its teams** in operating and maintaining cryogenic systems. The Long Island project involved public and private partners, including the U.S. Department of Energy and Nexans, the worldwide leader in the cable industry.

Superconductor cables can **transport three to five times more energy than traditional cables**. Capable of transporting electricity without resistance at a certain low temperature (in this case at -200°C), the HTS cables avoid energy loss along the cable. In order to use the exceptional properties of superconductor materials, it is necessary to keep the cables below their critical temperature through an appropriate refrigeration system using liquid nitrogen. **Cryogenics is the key to superconductivity** and Air Liquide's fluid refrigeration and distribution system is the **technological innovation** that enables this **performance**.

François Darchis, Air Liquide Senior Vice-President in charge of R&D, Advanced Technologies and Engineering & Construction, said: ***"As the worldwide demand for energy continues to rise, and as the electricity grids become saturated in certain countries, Air Liquide is proud to contribute to the development of this particularly innovative technology which will not only produce significant energy savings in the transport of electricity, but will also lead to the construction of a new generation of energy distribution networks."***

Air Liquide is already involved in this project's next steps to build a **cable with second generation superconductor materials that are even more powerful**. In this second phase, Air Liquide will develop special very low temperature refrigeration technology.

Superconductivity and the transmission of electricity

Superconductor cables can be positioned at strategic points along an electricity grid to relieve traditional cables or power lines. They **relieve the networks** by offering the possibility **of significantly increasing the electric power** distributed in the underground networks by replacement of the existing traditional cables. This technology is thus particularly adapted in urban areas: its low civil engineering impact limits the costs of intervention as well as the inconvenience to the local residents.

FILE NO. 82-5224





Paris, June 25, 2008

Investment of world-scale hydrogen unit to serve Rotterdam/Antwerp basin

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

The Rotterdam/Antwerp (the Netherlands-Belgium) basin is the largest chemical and petrochemical basin in Europe, representing 12% of the entire European refining capacity. Air Liquide has invested over €800 million in this basin in the last 12 years.

The **hydrogen market in this basin** continues to witness sustained growth of +20% per year. The chemical and refining industries have made sustainable development their priority and are investing in environmental friendly processes and products.

In Rotterdam, Air Liquide has just won a long-term contract to supply hydrogen to Neste Oil's Renewable Diesel plant. To meet the industrial gas requirements of Neste Oil, **Air Liquide is investing in a new world-scale hydrogen production unit (Steam Methane Reformer - SMR) with a production capacity of 130,000 m³/hour.** This represents an increase of more than 30% of its existing hydrogen production capacity in the basin. This unit is due to start up in 2011. **Group investment amounts €160 million.**

This new SMR unit will be designed and built by Lurgi teams who joined the Group in 2007. This project is the result of the new synergies developed within the Engineering and Construction division of the Group.

As well as the supply to the new Neste Oil plant in Rotterdam, the unit will be connected to **Air Liquide's Northern European hydrogen network which currently includes eight hydrogen units in operation and more than 900 km of pipeline**, thus providing very high reliability to its customers. This unit will allow the Group to meet the increasing needs of the customers of the basin.

Air Liquide has increased its worldwide production capacity of hydrogen by more than 50 percent over the past three years. The Group is now operating 200 hydrogen units **worldwide**, of which 40 are large units, and operates the leading hydrogen network in the world with more than 1,800 km of pipeline globally.

Guy Salzgeber, member of Air Liquide's Executive Committee, Vice-President for European Operations, declared: ***"With this new world scale investment in hydrogen and the developments planned for the hydrogen distribution network, Air Liquide will offer to all its petrochemical and refining sector customers in the Rotterdam/Antwerp basin a unique combination of production capacity, cost competitiveness and reliability. The Group thereby allows them to improve the efficiency of their processes and to assume their environmental responsibilities."***

The Large Industries business line of Air Liquide

proposes **gas and energy solutions** to the world's industrial companies to improve the efficiency of their processes and to help them better respect the environment. Its main markets are:

- **refining and natural gas**: hydrogen to desulphurise fuels and to "break up" hydrocarbons, and oxygen to gasify oil residues…
- **chemicals**: air-gases, hydrogen and carbon monoxide used for manufacturing, PVC for example,
- **metals**: oxygen to improve energy performance and to reduce emissions, and argon to manufacture stainless steel…
- **energy**: oxygen to transform coal and natural gas into fuel or liquid chemical products…

2007 revenue was **€3 billion.**

www.airliquide.com

FILE NO. 82-5224

NOTICES


NYSE Euronext

CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080704_02463_EUR
DATE:	04/07/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 59.702 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext Paris à partir du 08/07/2008.

Ancien nombre de titres en circulation:	260.530.673
Nombre de titres à admettre:	59.702
Nouveau nombre de titres en circulation:	260.590.375
Prix de référence:	EUR
Origine:	levées d'options de souscriptions d'actions

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI	Code national:	

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080704_02463_EUR
DATE:	04/07/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

59.702 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext Paris as of 08/07/2008:

Old number of outstanding shares:	260.530.673
Number of shares to be listed:	59.702
New number of outstanding shares:	260.590.375
Reference price:	EUR
Reason:	Exercise of options

FILE NO. 82-5224

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080620_02222_EUR
DATE:	20/06/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 26.284 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext Paris à partir du 24/06/2008.

Ancien nombre de titres en circulation:	260.504.389
Nombre de titres à admettre:	26.284
Nouveau nombre de titres en circulation:	260.530.673
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080620_02222_EUR
DATE:	20/06/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

26.284 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext Paris as of 24/06/2008:

Old number of outstanding shares:	260.504.389
Number of shares to be listed:	26.284
New number of outstanding shares:	260.530.673
Reason:	Exercise of options

FILE NO. 82-5224



RECEIVED
2008 JUL 23 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, July 4th, 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between June 30 to July 3, 2008

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
June 30	5,128	82.68 €	423,999.45 €
July 1	11,703	82.91 €	970,300.41 €
July 3	7,516	82.39 €	619,232.72 €
Total sur la période	24,347	82.70 €	2,013,532.58 €

****

*With more than **40,000 employees** in **75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 37

www.airliquide.com

FILE NO. 82-5224


AIR LIQUIDE



2008 JUL 23 P 2:1?

information

Paris, June 23rd, 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between June 16 to 20, 2008

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
June 16	30,000	85.54 €	2,566,200.00 €
June 19	7,600	84.66 €	643,425.12 €
June 20	60,000	83.88 €	5,033,112.00 €
Total sur la période	97,600	84.45 €	8,242,737.12 €

****

*With more than **40,000 employees in 75 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust and transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

FILE NO. 82-5224


AIR LIQUIDE
information

Paris, July 3rd, 2008

Semi-annual update on the AIR LIQUIDE liquidity contract entered into with EXANE BNP PARIBAS

Under the liquidity contract entered into between AIR LIQUIDE and EXANE BNP PARIBAS, the following resources were listed in the liquidity account on June 30, 2008 (trading date):

142,769 AIR LIQUIDE shares
20,279,518 €

At the contract's inception (December 31, 2007), the following resources had been allocated to the liquidity account:

57,237 AIR LIQUIDE shares
26,501,637.58 €

****

With more than 40,000 employees in 75 countries, Air Liquide is the world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth. Sales in 2007 totaled 11,801 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).

For further information, please contact:

Shareholder Services		***Investor Relations***	
Bernard Giroux	***☎ + 33 (0)1 40 62 54 42***	***Virginia JEANSON***	***☎ + 33 (0)1 40 62 57 37***

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

informations

RECEIVED
2008 JUL 23 P 2:19

Paris, 3 Juillet (July 3rd) 2008

Informations relatives au nombre total de droits de vote et d'actions prévues par l'article L.233-8 II du code du commerce et de l'article 223-16 du règlement général de l'Autorité des Marchés Financiers

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Déclaration du mois de juin 2008
Declaration of June 2008

A la date du : *date*	**Nombre d'actions composant le capital** *Total number of shares*	**Nombre théorique des droits de vote (y compris actions auto-détenues)** *Total number of Voting Right (includes shares...)*	**Nombre réel de droits de vote (déduction faite des actions auto-détenues)** *Total number of Voting Right (..........)*
30 juin 2008 June 30, 2008	**260.590.375**	**260.590.375**	**259.853.612**
Déclaration du mois précédent *Previous declaration* mai 2008 – May 2008			
31 mai 2008 May 31, 2008	**259.851.958**	**259.851.958**	**235.838.859**

****

*Avec plus de **40 000 salariés** dans **75 pays**, Air Liquide est **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...) et d'autres gaz comme l'hydrogène**. Le Groupe contribue ainsi à la fabrication de **nombreux produits de la vie quotidienne** : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à **la préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de **confiance** et de **transparence**, dans le respect des principes de **gouvernance d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance forte et régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11 801 millions d'euros** dont près de 80 % hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

With more than 40,000 employees in 75 countries, Air Liquide is the world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth. Sales in 2007 totaled 11,801 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).

Pour plus d'information, merci de contacter:
For further information, please contact:

Service actionnaires
Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Relations Investisseurs
Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 37**

www.airliquide.com

FILE NO. 82-5224



FORMULAIRE DE DÉCLARATION

La présente déclaration n'a pas fait l'objet d'un contrôle de l'AMF.
Elle est établie sous la responsabilité exclusive du déclarant.

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ

1. DÉNOMINATION SOCIALE DE LA SOCIETE L'AIR LIQUIDE S.A.

2. IDENTIFICATION DU DÉCLARANT

Madame KATEN Karen
Administrateur

3. DESCRIPTION DE L'INSTRUMENT FINANCIER

Actions .... ☒
Autres types d'instruments financiers ...... ☐

4. NATURE DE L'OPÉRATION

Acquisition .... ☒
Cession .... ☐
Souscription .... ☐
Échange .... ☐
Exercice de stock-options .... ☐
Autres types d'opération .... ☐
Précisez :

5. DATE DE L'OPÉRATION 04/07/2008

6. LIEU DE L'OPÉRATION NYSE Euronext PARIS

7. PRIX UNITAIRE 84,47 €

8. MONTANT DE L'OPÉRATION 42.235 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE
Adresse : 75 Quai d'Orsay – 75007 PARIS
Téléphone : 0.800.16.61.79
Fax : 01.40.62.54.65

« Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF. »

FILE NO. 82-5224



FORMULAIRE DE DÉCLARATION

La présente déclaration n'a pas fait l'objet d'un contrôle de l'AMF.
Elle est établie sous la responsabilité exclusive du déclarant.

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ

1. DÉNOMINATION SOCIALE DE LA SOCIETE L'AIR LIQUIDE S.A.

2. IDENTIFICATION DU DÉCLARANT

POTIER Benoît
Président-Directeur Général

3. DESCRIPTION DE L'INSTRUMENT FINANCIER

- Actions .... ☒
- Autres types d'instruments financiers ...... ☐

4. NATURE DE L'OPÉRATION

- Acquisition .... ☐
- Cession .... ☒
- Souscription .... ☐
- Échange .... ☐
- Exercice de stock-options .... ☐
- Autres types d'opération .... ☐
  - Précisez :

5. DATE DE L'OPÉRATION 03/07/2008

6. LIEU DE L'OPÉRATION NYSE Euronext PARIS

7. PRIX UNITAIRE 81,75 €

8. MONTANT DE L'OPÉRATION 3.503.478 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE
Adresse : 75 Quai d'Orsay – 75007 PARIS
Téléphone : 0.800.16.61.79
Fax : 01.40.62.54.65

FILE NO. 82-5224

« Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF. »



FORMULAIRE DE DÉCLARATION

La présente déclaration n'a pas fait l'objet d'un contrôle de l'AMF.
Elle est établie sous la responsabilité exclusive du déclarant.

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. DÉNOMINATION SOCIALE DE LA SOCIETE L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT POTIER Benoît Président-Directeur Général
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☐ Autres types d'instruments financiers ...... ☒
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☐ Souscription .... ☐ Échange .... ☐ Exercice de stock-options .... ☒ Autres types d'opération .... ☐ Précisez :
5. DATE DE L'OPÉRATION 02/07/2008
6. LIEU DE L'OPÉRATION NYSE Euronext PARIS
7. PRIX UNITAIRE 44,90 €
8. MONTANT DE L'OPÉRATION 1.924.234 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE
Adresse : 75 Quai d'Orsay – 75007 PARIS
Téléphone : 0.800.16.61.79
Fax : 01.40.62.54.65

FILE NO. 82-5224

« Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs à l'AMF. »


END